Exhibit 12.1

MyoKardia, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited – in thousands)

	Nine Months Ended	Year Ended December 31,
	September 30, 2016	2015	2014	2013
Earnings
Net loss and comprehensive loss	(27,411)	(22,946)	(16,829)	(12,700)
Fixed charges	337	472	171	171

Earnings, as defined	(27,074)	(22,474)	(16,658)	(12,529)

Fixed Charges:
Interest component of rentals (1)	337	472	171	171

Total fixed charges	337	472	171	171

Deficiency in earnings to cover fixed charges	(27,411)	(22,946)	(16,829)	(12,700)
Ratio of earnings to fixed charges (2)	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
(2)	In each of the periods presented, earnings were not sufficient to cover fixed charges.